UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on February 6, 2024 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s shareholders’ registry on January 8, 2024 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Kim, Dong-Cheol, President & CEO of KEPCO

We hereby call the fiscal year 2024 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: February 21, 2024 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, The Republic of Korea

KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Standing Director

•	Oh, Heung-Bok

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: February 6, 2024

Attachment

Agenda 1. Election of a Standing Director

•	Oh, Heung-Bok

•	Gender : Male

•	Date of Birth : May 30, 1965

Current Position in KEPCO : Interim Corporate Senior Vice President and Chief Financial & Strategic Planning Officer (from Dec. 2023 and on)

•	Previous Positions in KEPCO

•	Vice President & Head of KEPCO Academy (from Jul. 2021 to Dec. 2023)

•	Vice President & Head of Human Resources Department (from Dec. 2020 to Jul. 2021)

•	Vice President & Head of Regional Headquarters KEPCO Namseoul (from Dec. 2019 to Dec. 2020)

•	Vice President & Head of the Office of the President & CEO (from Apr. 2018 to Dec. 2019)

•	Vice President & Head of Policy Coordination Office (from Dec. 2016 to Apr. 2018)

•	Assistant Vice President & Head of Budget Planning Team (from Dec. 2014 to Dec. 2016)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

Mr. Oh, Heung-Bok is nominated as a standing director of KEPCO as he has proved his outstanding capabilities and work performances during his tenure in various positions in KEPCO, such as Assistant Vice President & Head of Budget Planning Team, Vice President & Head of Policy Coordination Office, Vice President & Head of the Office of the President & CEO and Vice President & Head of Human Resources Department.

The nominee is well-versed in key business tasks such as budget planning, treasury and business policies. With his extensive knowledge and experience, he has successfully performed diverse tasks in KEPCO including drafting plans to utilize proceeds from sales of the previous headquarters site, establishing plans to develop a next-generation working system and restructuring the orgaization to prepare for the future.

If the nominee is elected as a standing director, his expertise and experiences will contribute to enhancing shareholder value by achieving successful results from establishing power industry policies, setting business targets and treasury strategies and consistently managing financial risks.

Reference to the Shareholders:

Composition of the Board of Directors

After the election as listed in this Notice, the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position Held Since
Standing Director	Male	Kim, Dong-Cheol	President & CEO	Sep. 19, 2023

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023

Standing Director	Male	Lee, Jung-Bok	Corporate Senior Vice President and Chief Business Management Officer	Feb. 27, 2023

Standing Director	Male	Lee, Jun-Ho	Corporate Senior Vice President and Chief Safety Officer & Chief Operation Officer	Feb. 27, 2023

Standing Director	Male	Oh, Heung-Bok	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Newly Elected

Standing Director	Male	Seo, Chul-Soo	Corporate Senior Vice President and Chief Power System Officer	Dec. 11, 2023

Standing Director	Male	Seo, Guen-Bae	Corporate Senior Vice President and Chief Global & New Business Officer	Jun. 26, 2023

Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director and Chairperson of the Board of Directors	Aug. 30, 2023

Non-standing Director	Female	Kim, Jae-Shin	Non-Executive Director and the Chairperson of the Audit Committee	Jul. 9, 2021

Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022

Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director	May 2, 2023

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023

Non-standing Director	Female	Kim, Sung-Eun	Non-Executive Director and Member of the Audit Committee	Nov. 8, 2023

Non-standing Director	Male	Lee, Sung-Ho	Non-Executive Director	Nov. 8, 2023

Non-standing Director	Male	Cho, Seong-Jin	Non-Executive Director	Dec. 4, 2023